UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER

000-18629
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CUSIP NUMBER
670823803

(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 26, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

O’Charley’s Inc.

Full Name of Registrant

Former Name if Applicable

3038 Sidco Drive

Address of Principal Executive Office (Street and Number)

Nashville, Tennessee 37204

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease accounting issues and their application under generally accepted accounting principles. In light of this letter, management of O’Charley’s Inc. (the “Company”) initiated a review of its lease-related accounting methods. Based on this review, on March 3, 2005, management and the Audit Committee of the Board of Directors determined that the Company would be required to restate certain of its previously issued financial statements.

Although management has been working diligently to complete all the required information for its Annual Report on Form 10-K for the fiscal year ended December 26, 2004, the Company has not been able to timely file the Annual Report on Form 10-K without unreasonable effort or expense due to the significant work involved in completing the review of its lease-related accounting methods, determining the effect of the adjustments on the Company’s historical consolidated financial statements and finalizing its consolidated financial statements for the fiscal year ended December 26, 2004.

Management anticipates filing the Annual Report on Form 10-K on or before March 28, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lawrence E. Hyatt	615	782-8818
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*On March 3, 2005, management and the Audit Committee of the Board of Directors determined that the Company would be required to restate certain of its previously issued financial statements for the reasons set forth in Part III above. The Company is continuing its review but has not yet quantified the impact of the accounting change for the prior periods.

O’CHARLEY’S INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 11, 2005	By /s/ Lawrence E. Hyatt Lawrence E. Hyatt, Chief Financial Officer, Treasurer and Secretary